December 18, 2025

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson National Life Insurance Company ("Registrant") (Jackson Market Link Pro Advisory 4) File No. 333-______

Dear Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is an initial registration statement to the Registration Statement on Form N-4 ("Registration Statement").

The prospectus contained in the Initial Registration Statement describes a flexible premium deferred index-linked annuity contract ("Jackson Market Link Pro Advisory 4") that is a non-commission product that will be available both as a qualified plan and as a non-qualified contract. The Jackson Market Link Pro Advisory 4 product generally would be classified as a "fee based" product in industry terminology and would be appropriate for a purchaser who has engaged the services of an investment adviser for a fee to provide advice on allocations to the various investment options under the contract.

Compared to the Jackson Market Link Pro 4 flexible premium deferred index-linked annuity contract (filed concurrently herewith), Jackson Market Link Pro Advisory 4 has no withdrawal charges, includes Market Value Adjustments applicable during the first years following each premium payment, and permits the direct deduction of advisory fees from contract value. However, the products are virtually identical in all other respects, including the same Crediting Methods, Protection Options, Indexes, and Term Lengths for the index-linked options, the same optional guaranteed minimum withdrawal benefits, the same fixed account options, and the same optional services available at no cost such as Performance Lock, and the same base contract provisions. As a result, the prospectuses for the two products in many sections share identical disclosures.

To assist in the review of the Initial Registration Statement, under separate cover to the Commission Staff, we are providing a marked copy to reflect the similarities and differences between the disclosure in the Jackson Market Link Pro Advisory 4 statutory prospectus and statement of additional information ("SAI") and the applicable disclosure in the Jackson Market Link Pro 4 statutory prospectus and SAI. We are also providing clean courtesy copies of the Jackson Market Link Pro Advisory 4 statutory prospectus, SAI, Initial Summary Prospectus, and Rate Sheet Prospectus Supplement contained in this filing.
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

If you have any questions, please call me at (517) 367-3813.

Very truly yours,

/s/ JENNIFER GRAU

Jennifer Grau
Senior Attorney,
Insurance Legal & Product Development
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).